Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-92495) pertaining to the Huttig Building Products, Inc. Savings and Profit Sharing Plan, of our report dated June 26, 2017, on our audits of the statements of net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015, which report appears in the December 31, 2016, annual report on Form 11-K of Huttig Building Products, Inc. Savings and Profit Sharing Plan.

/s/ BKD, LLP

St. Louis, Missouri

June 26, 2017